Higher One Holdings, Inc.

115 Munson Street

New Haven, Connecticut 06511

February 20, 2015

VIA EDGAR

Ms. Mara L. Ransom

Mr. Daniel Porco

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Higher One Holdings, Inc./Application for Withdrawal of Registration Statement on Form S-3

Ladies and Gentlemen:

Higher One Holdings, Inc., a Delaware corporation (the “Company”), filed a registration statement on Form S-3 (File No. 333-195079) (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on April 4, 2014.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Act”) the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company respectfully requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless it receives notice from the Commission that it will not be granted within fifteen days of the date hereof.

If you have any questions regarding this letter, please contact the Company’s legal counsel, David Lopez, Esq., of Cleary Gottlieb Steen & Hamilton LLP, at (212) 225-2632.

Regards,

HIGHER ONE HOLDINGS, INC.

By: /s/ Thomas D. Kavanaugh .

Name: Thomas D. Kavanaugh

Title: General Counsel